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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

LIBERTY MEDIA CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase shares of Series A common stock, par value $.01 per share, of the issuer granted under the following stock option plans (in each case, as amended through the date hereof):
Liberty Livewire Corporation 2001 Incentive Plan
Four Media Company 1997 Stock Plan
(Title of Class of Securities)

530718105
(CUSIP Number of Class of Securities)*

Charles Y. Tanabe, Esq.
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:
 Marc A. Leaf, Esq.
Baker Botts L.L.P.
30 Rockefeller Plaza Avenue
New York, New York 10112-4498
(212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee
$2,145,780	$252.55***

*
CUSIP number of the Series A common stock of Liberty Media Corporation.

**
Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all outstanding eligible options to purchase shares of Series A common stock of Liberty Media Corporation granted under (i) the Liberty Livewire Corporation 2001 Incentive Plan (formerly known as Liberty Livewire Corporation 2000 Incentive Plan), as amended through the date hereof or (ii) the Four Media Company 1997 Stock Plan, as amended through the date hereof, for an aggregate price of $2,145,780. The aggregate price is calculated based on the Black-Scholes option pricing model for each eligible option as of May 23, 2005. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million dollars of the value of the transaction.

***
Previously paid.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing. ☐

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 INTRODUCTORY STATEMENT

        This Amendment No. 1 to Schedule TO is filed by Liberty Media Corporation, a Delaware corporation ("Liberty"), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 24, 2005, in connection with Liberty's Offer to Purchase for Cash Certain Outstanding Options, dated May 24, 2005 (the "Offer to Purchase"). This amendment is being filed solely for the purpose of amending and restating the Offer to Purchase, previously filed as Exhibit (a)(1)(i) to the Schedule TO, and the Election Form, previously filed as Exhibit (a)(1)(iii) to the Schedule TO.

ITEM 12. Materials to be Filed as Exhibits.

(a)(1)(i)	—	Offer to Purchase for Cash Certain Outstanding Options, dated May 24, 2005, as amended June 8, 2005
(a)(1)(ii)	—	Form of Cover Letter to Eligible Holders regarding Offer to Purchase
(a)(1)(iii)	—	Election Form, as amended June 8, 2005
(a)(1)(iv)	—	Notice of Election to Withdraw Options From Offer to Purchase
(a)(1)(v)	—	Form of Personalized Statement
(a)(1)(vi)	—	Form of Letter/Email Regarding Acceptance of Tender
(a)(1)(vii)	—	Form of Letter/Email to Rejected Tendering Holders
(a)(1)(viii)	—	Form of E-mail Reminder
(a)(2)	—	None
(a)(3)	—	None
(a)(4)	—	None
(a)(5)	—	None
(b)	—	None
(d)	—	None
(g)	—	None
(h)	—	None

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2005

Liberty Media Corporation
By:	/s/ CHARLES Y. TANABE Name: Charles Y. Tanabe Title: Senior Vice President and General Counsel

INDEX OF EXHIBITS

Exhibit No.		Document
(a)(1)(i)	—	Offer to Purchase for Cash Certain Outstanding Options, dated May 24, 2005, as amended June 8, 2005*
(a)(1)(ii)	—	Form of Cover Letter to Eligible Holders regarding Offer to Purchase**
(a)(1)(iii)	—	Election Form, as amended June 8, 2005*
(a)(1)(iv)	—	Notice of Election to Withdraw Options From Offer to Purchase**
(a)(1)(v)	—	Form of Personalized Statement**
(a)(1)(vi)	—	Form of Letter/Email Regarding Acceptance of Tender**
(a)(1)(vii)	—	Form of Letter/Email to Rejected Tendering Holders**
(a)(1)(viii)	—	Form of E-mail Reminder**
(a)(2)	—	None
(a)(3)	—	None
(a)(4)	—	None
(a)(5)	—	None
(b)	—	None
(b)	—	None
(d)	—	None
(g)	—	None
(h)	—	None

*
Filed herewith

**
Previously filed

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INTRODUCTORY STATEMENT
SIGNATURE